Volaris Reports November 2021 Traffic Results:

26% demand growth versus 2019 with an 89% Load Factor

Mexico City, Mexico, December 6th, 2021 – Volaris (the “Company”) (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States, Central and South America reports its November 2021 preliminary traffic results.

In November 2021, passenger demand (RPMs) in the domestic Mexican and international markets for Volaris increased 30.4% and 14.2%, respectively, as compared to November 2019. The Company capitalized on the strong market demand to add capacity (ASMs), both domestically (+29.9%) and internationally (+18.0%), while maintaining a high load factor (88.5%). In November 2021, Volaris transported 2.4 million passengers, 27% higher than the pre-pandemic levels.

Commenting on November traffic figures, Volaris’ President and CEO Enrique Beltranena said: “We continue to deploy the appropriate levels of capacity to match the solid demand in our core leisure and VFR markets, performing with consistency.”

	Nov 2021	Nov 2020 Variation	Nov 2019 Variation	YTD Nov 2021	YTD Nov 2020 Var.	YTD Nov 2019 Var.
RPMs (million, scheduled & charter)
Domestic	1,681	38.3%	30.4%	15,675	62.9%	15.8%
International	598	52.3%	14.2%	5,650	76.0%	1.9%
Total	2,279	41.7%	25.7%	21,325	66.2%	11.7%
ASMs (million, scheduled & charter)
Domestic	1,836	26.9%	29.9%	18,082	52.0%	17.4%
International	738	34.1%	18.0%	7,129	72.5%	3.5%
Total	2,574	28.8%	26.2%	25,211	57.3%	13.1%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	91.6%	7.6 pp	0.4 pp	86.7%	5.8 pp	(1.2) pp
International	81.0%	9.7 pp	(2.7) pp	79.2%	1.6 pp	(1.3) pp
Total	88.5%	8.0 pp	(0.4) pp	84.6%	4.5 pp	(1.0) pp
Passengers (thousand, scheduled & charter)
Domestic	1,975	44.0%	29.5%	17,742	65.0%	10.1%
International	434	62.2%	17.0%	4,074	87.2%	4.8%
Total	2,409	47.0%	27.1%	21,817	68.7%	9.1%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors, and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 183 and its fleet from 4 to 100 aircraft. Volaris offers more than 480 daily flight segments on routes that connect 43 cities in Mexico and 27 cities in the United States, Central and South America with one of the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations Contact

María Elena Rodríguez / Félix Martínez / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com